Page 1 Media Release Planegg/Munich, Germany, May 03, 2023 MorphoSys AG Reports First Quarter 2023 Financial Results – Monjuvi® U.S. net product sales of US$ 20.8 million (€ 19.4 million) for the first quarter of 2023 – Enrollment of Phase 3 MANIFEST-2 study of pelabresib in first-line myelofibrosis is complete, with topline data expected by the end of 2023 – Enrollment of Phase 3 frontMIND study of tafasitamab in first-line diffuse large B-cell lymphoma is complete – € 791.5 million in cash and other financial assets as of March 31, 2023 Conference call and webcast (in English) tomorrow, May 04, 2023, at 2:00pm CEST (1:00pm BST/8:00am EDT) MorphoSys AG (FSE: MOR; NASDAQ: MOR) reports results for the first quarter of 2023. “We had a strong first quarter, marked by numerous achievements. Most importantly, we completed enrollment of our Phase 3 MANIFEST-2 study of pelabresib in first-line myelofibrosis ahead of schedule. As a result, the topline data from the trial are now expected by the end of 2023, months earlier than previously anticipated,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “We continue to focus our work on our most-advanced clinical programs that have the potential to create near-term value for all stakeholders. We look forward to building on this great momentum in 2023 and the years ahead.” Monjuvi/Minjuvi® Highlights: Monjuvi (tafasitamab-cxix) U.S. net product sales of US$ 20.8 million (€ 19.4 million) for the first quarter 2023 (Q1 2022: US$ 18.7 million (€ 16.6 million)). Minjuvi royalty revenue of € 0.7 million for sales outside of the U.S. in the first quarter 2023 (Q1 2022: € 0.7 million). Corporate Developments: On March 2, 2023, MorphoSys announced that it will stop work and operations on its pre- clinical research programs to optimize its cost structure. MorphoSys reduced its workforce at the company’s headquarters in Planegg, Germany, by approximately 17%. This action, along with other steps taken over the past year, enables MorphoSys to focus resources on its mid- to late-stage oncology pipeline. On March 14, 2023, MorphoSys announced that Lucinda Crabtree, Ph.D., will join the company as its Chief Financial Officer and member of the Management Board in the third quarter of 2023 at the latest. Charlotte Lohmann was appointed as Chief Legal Officer on March 1, 2023 and will serve as a member of MorphoSys’ Management Board ad interim. On March 30, 2023, MorphoSys settled the repurchase of bonds in the value of € 62.9 million (approximately 19 % of the outstanding principal amount) resulting in an outstanding aggregate principal amount of the convertible bonds of € 262.1 million.

Significant Events After the End of the First Quarter of 2023:

Pelabresib:

On April 4, 2023, MorphoSys announced that enrollment is complete for MANIFEST-2, the ongoing Phase 3 study exploring the efficacy and safety of pelabresib, an investigational BET inhibitor, in combination with ruxolitinib versus ruxolitinib alone in patients with myelofibrosis who have not previously been treated with a JAK inhibitor (JAK inhibitor-naïve). More than 400 patients were enrolled in this study. The topline data are now expected by the end of 2023, earlier than previously anticipated.

Tafasitamab:

On April 4, 2023, MorphoSys announced that enrollment of the Phase 3 frontMIND study is also complete, with more than 880 patients enrolled in the trial. frontMIND is a global, multicenter, randomized, double-blind, placebo-controlled trial exploring tafasitamab, marketed in the U.S. as Monjuvi and outside the U.S. by Incyte as Minjuvi, plus lenalidomide in addition to R-CHOP (rituximab, cyclophosphamide, doxorubicin, vincristine, and prednisone) versus R-CHOP alone as a first-line treatment for high-intermediate and high-risk patients with diffuse large B-cell lymphoma (DLBCL). The topline data from this study are expected in the second half of 2025.

Conference Data Highlight:

On April 16, 2023, MorphoSys and Incyte announced final five-year follow-up data from the Phase 2 L-MIND study showing that Monjuvi (tafasitamab-cxix) plus lenalidomide followed by Monjuvi monotherapy provided prolonged, durable responses in adult patients with relapsed or refractory DLBCL. These data were featured as a late-breaking oral presentation at the American Association for Cancer Research (AACR) Annual Meeting 2023.

New data on pelabresib in essential thrombocythemia and tulmimetostat in a broad array of advanced tumors will be featured in two poster presentations during the 2023 American Society of Clinical Oncology (ASCO) Annual Meeting.

Financial Results for the First Quarter of 2023 (IFRS):

Total revenues for the first quarter 2023 were € 62.3 million compared to € 41.5 million for the same period in 2022. This increase resulted mainly from higher revenues from the sale of clinical vials.

in € million*	Q1 2023	Q4 2022	Q1 2022	Q-Q Δ	Y-Y Δ
Total revenues	62.3	81.6	41.5	(24)%	50%
Monjuvi product sales	19.4	24.7	16.6	(21)%	17%
Royalties	21.6	29.1	19.0	(26)%	14%
Licenses, milestones and other	21.3	27.9	5.8	(24)%	> 100%

* Differences due to rounding.

Cost of Sales: Cost of sales in the first quarter of 2023 amounted to € 21.0 million (Q1 2022: € 7.9 million). The year-on-year increase resulted primarily from expenses related to vial sales to Incyte. Cost of sales related to Monjuvi U.S. product sales amounted to € 3.1 million in the first quarter of 2023. The gross margin of Monjuvi U.S. net product sales amounted to 84% (Q1 2022: 79%).

Research and Development (R&D) Expenses: In the first quarter 2023, R&D expenses were € 83.1 million (Q1 2022: € 65.0 million). The increase mainly resulted from additional costs incurred due to the positive development of the patient recruitment in the major ongoing clinical studies of MorphoSys. Additionally, the first quarter of 2023 included a one-

Page 2

time effect resulting from severances in connection with the restructuring of the research area.

Selling, General and Administrative (SG&A) Expenses: Selling expenses in the first quarter 2023 were € 16.9 million (Q1 2022: € 21.9 million). The decrease was driven by streamlining and focusing of selling efforts. General and administrative (G&A) expenses amounted to € 10.9 million (Q1 2022: € 14.6 million).

Operating Loss: Operating loss amounted to € 69.5 million in the first quarter 2023 (Q1 2022: operating loss of € 68.0 million).

Consolidated Net Loss: For the first quarter 2023, consolidated net loss was € 44.4 million (Q1 2022: consolidated net loss of € 122.7 million).

Full Year 2023 Financial Guidance:

Amounts in million	2023 Financial Guidance	2023 Guidance Insights
Monjuvi U.S. net product sales	US$ 80m to 95m	100% of Monjuvi U.S. net product sales are recorded on MorphoSys' income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
Gross margin for Monjuvi U.S. net product sales	75% to 80%	100% of Monjuvi U.S. product cost of sales are recorded on MorphoSys' income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D expenses	**€ 290m to 315m**	2023 anticipated to be incrementally higher than 2022 due to the expansion of the pelabresib development program.
SG&A expenses	**€ 140m to 155m**	45% to 50% of mid-point of SG&A expenses represent Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys' income statement. Incyte reimburses MorphoSys for half of these selling expenses.

Additional information related to 2023 Financial Guidance:

- Tremfya® royalties will continue to be recorded as revenue without any cost of sales in MorphoSys' income statement. These royalties, however, will not contribute any cash to MorphoSys, as 100% of the royalties will be passed on to Royalty Pharma.
- MorphoSys anticipates receiving royalties for Minjuvi sales outside of the U.S.
- MorphoSys does not anticipate any significant cash-accretive revenues from the achievement of milestones in 2023.
- MorphoSys anticipates sales of commercial and clinical supply of tafasitamab outside of the U.S. to its partner Incyte. Revenue from this supply is recorded in the "Licenses, milestones and other" category in MorphoSys' income statement. These sales result in a zero gross profit/margin. MorphoSys does not provide guidance for these sales.

Page 3

Page 4 Operational Outlook: The following events and development activities planned for 2023 and beyond include the following: • topline results for the pivotal Phase 3 study (MANIFEST-2) of pelabresib in myelofibrosis (MF) by the end of 2023; • primary analysis data from the Phase 3 study (inMIND) of tafasitamab in patients with indolent lymphoma (r/r FL/MZL) in 2024; • primary analysis data from the pivotal Phase 3 study (frontMIND) of tafasitamab in previously untreated DLBCL in the second half of 2025.

MorphoSys Group Key Figures (IFRS, end of the first quarter: March 31, 2023)

in € million	Q1 2023	Q1 2022	Δ
Revenues	62.3	41.5	50%
Product Sales	19.4	16.6	17%
Royalties	21.6	19.0	14%
Licenses, Milestones and Other	21.3	5.8	>100%
Cost of Sales	(21.0)	(7.9)	>100%
Gross Profit	41.3	33.6	23%
Total Operating Expenses	(110.8)	(101.5)	9%
Research and Development	(83.1)	(65.0)	28%
Selling	(16.9)	(21.9)	(23)%
General and Administrative	(10.9)	(14.6)	(25)%
Operating Profit / (Loss)	(69.5)	(68.0)	2%
Other Income	2.1	1.4	50%
Other Expenses	(1.8)	(3.7)	(51)%
Finance Income	55.0	10.6	>100%
Finance Expenses	(28.3)	(62.8)	(55)%
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	0.5	(0.1)	>(100)%
Share of Loss of Associates accounted for using the Equity Method	(2.5)	—	n/a
Income Tax Benefit / (Expenses)	0.0	0.0	n/a
Consolidated Net Profit / (Loss)	(44.4)	(122.7)	(64)%
Earnings per Share, Basic and Diluted (in €)	(1.30)	(3.59)	(64)%
Cash and other financial assets (end of period)	791.5	907.2 *	(13)%

* Value as of December 31, 2022

MorphoSys will hold its conference call and webcast tomorrow, May 04, 2023, at 2:00pm CEST (1:00pm GMT/8:00am EST) to present the results for the first quarter 2023.

Participants for the conference call and webcast may pre-register and will receive dedicated dial-in details to easily and quickly access the call:

https://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=5835037&linkSecurityString=77dbe4aa2

Please dial in 10 minutes before the beginning of the conference.

A live webcast and slides will be made available at the Investors section under "Events & Conferences" on MorphoSys' website, https://www.morphosys.com and after the call, a slide-synchronized audio replay of the conference will be available at the same location.

The statement for the first quarter 2023 (IFRS) is available for download at:
https://www.morphosys.com/en/investors/financial-information

About MorphoSys

At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

Page 5

Page 6 About Monjuvi (tafasitamab-cxix) Monjuvi® (tafasitamab-cxix) is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody- Dependent Cellular Phagocytosis (ADCP). In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT). Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials. Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in Europe, the UK and Canada. Tremfya® is a registered trademark of Janssen Biotech, Inc. XmAb® is a registered trademark of Xencor, Inc. Forward Looking Statements This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward- looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements, unless specifically required by law or regulation.

Page 7 For more information, please contact: Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com Eamonn Nolan Director, Communications Tel: +1 617-548-9271 eamonn.nolan@morphosys.com